

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2010

Via U.S. Mail and Facsimile

Mr. Mark E. Schell
Senior Vice President,
General Counsel and Secretary
Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, OK 74136

>   **Re: Unit Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 23, 2010**
>   **File No. 1-09260**

Dear Mr. Schell:

        We have reviewed your response letter dated June 7, 2010, and have the following additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. Please consult with Ryder Scott Company, L.P. to obtain a modified report in response to comment 5 of our letter dated May 26, 2010. Our position is that the qualification in their opinion is unacceptable.

Proxy Statement on Schedule 14A (filed March 19, 2010)

Potential Payments on Termination or Change-in-Control, page 35

2. We note your response to comment 8 of our letter dated May 26, 2010. In future filings, please include in your disclosure the explanation that you provided to us, as we believe it is insightful.

Closing Comments

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or in his absence Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or me at (202) 551-3611 with any other questions.

 Sincerely,

 Anne Nguyen Parker
 Legal Branch Chief